UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16b n

of the Securities Exchange Act of 1934

Date of Report: June 2026

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(UNDER JUDICIAL MANAGEMENT)

(Exact Name of registrant as specified in its charter)

6 Shenton Way, #33-00,

Oue Downtown

Singapore 068809

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7): ☐

Receipt of Nasdaq Delisting Notice

Singapore – June 2, 2026: As disclosed in the Form 6-K of Maxeon Solar Technologies, Ltd. (Under Judicial Management) (“Maxeon” or the “Company”) dated April 27, 2026 (the “April 27 Form 6-K”), the staff of The Nasdaq Stock Market LLC’s (“Nasdaq”) Listing Qualifications department (the “Staff”) has determined that the Company’s securities will be delisted from The Nasdaq Global Market. The Company’s securities were suspended at the open of business on May 1, 2026 and moved to the over-the-counter market.

The Company today announced that on May 26, 2026, it received a further written notice (the “Notice”) from Nasdaq that the Staff has determined the following additional and separate bases for delisting the Company’s securities from The Nasdaq Global Market (the “Delisting”):

i)
the Company no longer has any independent board members on its Audit Committee where based on the vacancies, Company is not entitled to a cure period. In addition, due to the delisting determination disclosed in the April 27 Form 6-K, in accordance with Listing Rule 5810(c)(2)(a), the Company is ineligible to submit a plan of compliance; and

ii)
the Company has not yet filed its Form 20-F for the period ended December 31, 2025 hence it no longer complies with Nasdaq’s Listing Rules for continued listing. In addition, due to the delisting determination disclosed in the Company’s April 27 Form 6-K, in accordance with Listing Rule 5810(c)(2)(a), the Company is ineligible to submit a plan of compliance.

The Notice is a formal notification from Nasdaq that the Nasdaq Hearings Panel will consider these matters in rendering a determination regarding the Company’s continued listing on The Nasdaq Global Market. As disclosed in the Company’s Form 6-K dated April 30, 2026, the Company requested a hearing before the Nasdaq Hearings Panel to appeal the determination by the Staff on the Delisting. Such hearing is scheduled to be held on June 4, 2026.

Incorporation by Reference

The information contained in this report on Form 6-K, including the exhibit hereto, is hereby incorporated by reference into the Company’s registration statements on (i) Form F-3 (File No. 333-268309), (ii) Form S-8, as amended (File No. 333-241709), (iii) Form S-8, as amended (File No. 333-277501), (iv) Form S-8 (File No. 333-283187), and (v) Form S-8 (File No. 333-290336), each filed with the Securities and Exchange Commission (the “SEC”).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)
June 2, 2026	By:	/s/ Tan Wei Cheong
Tan Wei Cheong
Joint and Several Judicial Manager